Acme United Corporation
60 Round Hill Road
Fairfield, CT 06824

January 19, 2012

John M. Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549-0404
RE: Acme United Corporation

Dear Mr. Hartz:

This letter is in response to your December 2, 2011 comment letter relating to our Form 10-K for the year ended December 31, 2010 and our Form 10-Q for the quarter ended September 30, 2011. Each of your comments accompanied by our responses is provided below.

Form 10-K for the year ended December 31, 2010

10. Segment Information, page 28

1.
We have read your response to comment 2 in our letter dated October 12, 2011.  Based on the sales figures you have provided for the Asian operations for the last three years, it would not appear that Asia accounts for a significant portion of the United States segment.  However, we can see from page 29 that most of the consolidated operating income is attributable to that segment.  As shown on page 26, if US operations are not included in the “Foreign” income before taxes, it is not clear, then, to which operations the majority of the foreign amount is attributable. Please explain and/or quantify income before taxes by country. We may have further comment.

Response

Approximately 95% of the sales of the Asian subsidiary are “Direct Import” sales. These sales are made to major U.S. retailers who take ownership of the product at the shipping points in Asia. These customers import the product into the United States for distribution through their retail outlets.  Accordingly for segment reporting, Direct Import sales are included in the United States segment. However, the revenues are earned by our Asian subsidiary and income taxes are paid in Hong Kong. As such, income of the Asian subsidiary is included in the “Foreign” income before taxes on page 26.  For further details related to the Company’s foreign income before taxes please refer to the information sent to you via email on December 12, 2011.  Further, in future filings the Company will clarify its disclosure related to foreign income taxes as appropriate.

2.
Please tell us the foreign country or countries where your Asian revenues are derived. Please quantify each country. In future filings, please disclose revenues from external customers attributed to all foreign countries in total. In addition, if revenues from external customers attributed to any individual country are material, those revenues shall be disclosed separately. Finally, please disclose the basis for attributing revenues from external customer to individual countries. Please see ASC 280-10-50-41, for the financial disclosure requirements regarding this issue.

Response

As discussed above, approximately 95% of the sales of the Asian subsidiary are “Direct Import” sales to major U.S. retailers. The remaining 5% of the sales are made to customers in the Asian region. Sales to individual countries in that region are not material, and in the aggregate constitute less than 5% of total net sales.

Sales are attributed to countries based on the location of the customer.  In future filings, our disclosure will include net sales attributed to customers in domestic and international markets, with further disclosure of all individually significant (greater than 10% of total Net Sales) foreign countries. The following is an example of what the disclosure in the Company’s segment reporting footnote might include in addition to the Financial Data by Segment information that is currently part of the disclosure:

“The Company reports financial information based on the organizational structure used by management for making operating and investment decisions and for assessing performance. The company’s reportable business segments include (1) United States; (2) Canada and (3) Europe. Sales in the United States segment include both domestic sales as well as direct import sales.

“Domestic sales orders are filled from the Company’s distribution center in North Carolina. We are responsible for the costs of shipping, insurance, customs clearance, duties, storage and distribution related to such products. Orders filled from the Company’s domestic inventory are generally for less than container-sized lots.

“Direct Import Sales are products sold by the Company’s Asian subsidiary, directly to major U.S. retailers who take ownership of the products in Asia. These sales are completed by delivering products to the customers’ common carriers at the shipping points in Asia. Direct import sales are made in larger quantities, typically full containers.  Direct Import Sales represented approximately 16% of the Company’s total net sales in 2010.

“The Chief Operating Decision Maker evaluates the performance of each operating segment based on segment revenues and operating income. Segment revenues are defined as total revenues, including both external customer revenue and intersegment revenue. Segment operating earnings are defined as segment revenues, less cost of goods sold and operating expenses. Identifiable assets by segment are those assets used in the respective reportable segment’s operations. Intersegment amounts are eliminated to arrive at consolidated financial results.

Net Sales	2010	2009

United States	46,184	44,908
International:
Canada	7,720	7,033
Europe	8,245	7,207
Other	1,000	-
Total International	16,965	14,240

Total Net Sales	63,149	59,148

* Sales are attributed to countries based on the location of the customer.”

3.
We have read your response to comment 3 in our letter dated October 12, 2011. You have told us the principle products across all operating segments are grouped into the Office Products category.  We note from page 4 the three product categories of Cutting, Measuring and Safety.  If it is practicable to provide revenues from each of these three product categories, please do so in future filings.  If it is not practicable to provide such information, please provide us with a comprehensive analysis in that regard.  If your view remains that such breakout of sales is impracticable, please address the effectiveness of your internal controls over sales. In particular, how does management make reasonable decisions regarding the success, or lack thereof, of such products in the absence of disaggregated information by product type?

Response

The Company markets and sells various types of cutting, measuring and safety products, all of which are grouped into the Office Products category. Management makes decisions based on many types of information including revenues by product type. Management has reviewed various filings of its competitors and notes that they are not providing such detailed information as revenue by product type.  The Company’s disclosure is comparable to what is disclosed by our competitors.  Management believes that providing such proprietary information would put the Company at a competitive disadvantage. In the future, management will continue to evaluate its disclosure and should the business evolve into a broader range of products, such information will be disclosed, as applicable, subject to materiality and confidentiality considerations.

  Form 10-Q for the period ended September 30, 2011

  Management’s Discussion and Analysis, page 12

4.
We note gross margin as a percent of sales has decreased over the last four quarters. You disclose on page 13 the gross margin as a percent of sales for the three and nine months ended September 30, 2011 was negatively impacted by sale of the Pac-Kit line of products, which in general, yield a lower gross margin than the Company’s historical average gross margins, and you make similar disclosures in each of the March 31, 2011 and June 30, 2011 Forms 10-Q. Please expand this discussion in future filings to provide a detailed and appropriately quantified analysis of the relevant product costs that provides investors an understanding through the eyes of management of the impact of changes in the cost of your products and plans to manage them. Discussion relating to specific product costs and specific product lines or operating segments may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these costs.

Response

We note your comment and in future filings we will expand our disclosure to provide relevant information related to material changes, if any, in the cost of the Company’s products, provided such information is not confidential. However, it is important to note that the Company’s gross margin can be affected by a change in product mix due to the sales of seasonal products. Customer and product sales mix can impact the gross margin in a given period.  The resulting changes in gross margin are not necessarily indicative of a material change in the cost of the Company’s products but are more of a reflection of seasonal changes that occur during the normal course of business. Management routinely plans for fluctuations in gross margin that result from the seasonality of the sales mix, the impact of acquisitions and other relevant factors.

You noted in your comment above that the sale of Pac-Kit products had a negative impact on the Company’s gross margin in the first quarter of 2011. However, as reported by the Company in its Form 10-Q for the period ended March 31, 2011, the gross margin was negatively impacted by higher sales of over-the-counter medications, which yield lower gross margins than the Company’s average gross margins. The acquisition of Pac-Kit in March 2011 had a negligible impact on the Company’s gross margin during that period.

In connection with our response to the Staff's comments, Acme United Corporation hereby acknowledges that:

o	Acme United Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	Acme United Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will contact you the week of January 23, 2012 to ensure your receipt of this letter and respond to any additional questions you may have.

Sincerely,

/s/ Paul G. Driscoll

Paul G. Driscoll
Vice President and Chief Financial Officer